February 20, 2009
Via EDGAR and Overnight Delivery
Mark Shannon
Staff Accountant
Division of Corporate Finance
United States Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549
Re:	BSQUARE Corporation Item 4.02 Form 8-K Filed February 11, 2009 File No. 000-27687
Dear Mr. Shannon:
     On behalf of our client, BSQUARE Corporation, we are responding to the comment received from the Staff of the Securities and Exchange Commission in a letter to the Company dated February 17, 2009, regarding the Current Report on Form 8-K filed by the Company with the Commission on February 11, 2009. For your convenience, the text of the comment is repeated in bold before our response.
1.	Please tell us whether your officers have reconsidered the effectiveness of your disclosure controls and procedures and internal controls over financial reporting, as applicable, for the periods impacted by the restatement. In addition, please confirm to us that you plan to address this reconsideration in light of the restatement and the related conclusions in the filings containing the restated financial statements.
     Response:
     We respectfully advise the Staff that the Company’s management has deferred its assessment of the Company’s disclosure controls and procedures and internal controls over financial reporting for periods impacted by the restatement pending further review of such controls and procedures by the Audit Committee of the Company’s Board of Directors and the Company’s independent registered public accounting firm. Until such reviews are completed, the Company is not in a position to disclose any assessments of its disclosure controls and procedures or internal controls over financial reporting. As disclosed in the Current Report, the Company is working diligently to prepare and file restated financial statements for fiscal year 2007, and for the first and second quarters of fiscal year 2008, as soon as practicable. The Company plans to address its assessment of disclosure controls and procedures and internal controls over financial reporting for periods impacted by the restatement and related conclusions in the filing containing the restated financial statements.
     In connection with this response, the Company acknowledges that:
•	The Company is responsible for the adequacy and accuracy of disclosures in its filings;

Securities and Exchange Commission
February 20, 2009

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     We appreciate the assistance the Staff has provided with its comments. Please do not hesitate to contact the undersigned at (206) 883-2520 with any questions or comments you may have.

Sincerely, /s/ Drew G. Markham WILSON SONSINI GOODRICH & ROSATI Professional Corporation
Drew G. Markham

cc:	Philip Neiswender, Director of Legal, BSQUARE Corporation Scott Mahan, Chief Financial Officer, BSQUARE Corporation Jerry Birn, Wilson Sonsini Goodrich & Rosati